                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO. _____)/1/



                           MARINER HEALTH GROUP, INC.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                   68-45J-109
                                 --------------
                                 (CUSIP Number)


                           Susan Thomas Whittle, Esq.
              Senior Vice President, General Counsel and Secretary
                          Paragon Health Network, Inc.
            One Ravinia Drive, Suite 1500, Atlanta, Georgia   30346
                                 (770) 393-0199
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 13, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  68-45J-109                 13D                    PAGE 2 OF 13 PAGES
---------------------                                        ------------------


                                 SCHEDULE 13D

--------------------------------------------------------------------------------
 1               NAME OF REPORTING PERSON

                 Paragon Health Network, Inc.

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 74-2012902
--------------------------------------------------------------------------------
 2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
 3               SEC USE ONLY

--------------------------------------------------------------------------------
 4               SOURCE OF FUNDS*
                 OO
--------------------------------------------------------------------------------
 5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
                 PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6               CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Delaware
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
          SHARES               5,886,201 **
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY           8  SHARED VOTING POWER
           EACH                - 0 -
         REPORTING         -----------------------------------------------------
          PERSON            9  SOLE DISPOSITIVE POWER
           WITH                5,886,201 **
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 5,886,201 **
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [X]
                 EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.9% of the issuer's currently outstanding stock and 16.6% after giving effect to the exercise of the option described herein
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON *
                 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------
** Acquisition of such shares is conditioned upon the occurrence of certain events specified in a Company Stock Option Agreement dated as of April 13, 1998 and incorporated by reference as Exhibit 99.2 to this Schedule 13D.

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CUSIP NO.  68-45J-109                 13D                    PAGE 3 OF 13 PAGES
---------------------                                        ------------------

     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Paragon Health Network, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

   This statement on Schedule 13D relates to the Common Stock (the "Mariner Common Stock"), $.01 par value per share, of Mariner Health Group, Inc., a Delaware corporation ("Mariner"). The principal executive offices of the Issuer are located at 1881 Worcester Road, Framingham, Massachusetts 01701.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement is Paragon Health Network, Inc., a Delaware corporation ("Paragon").

     (b) The address of the principal office and principal place of business of Paragon is One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346.

     (c) The principal business of Paragon is providing post-acute healthcare services, encompassing skilled nursing, sub-acute and medically complex care, as well as a variety of related ancillary health services.

     (d) Set forth in Schedule I is the (i) name, (ii) residence or business
                      ----------
address, (iii) present principal occupation or employment, and (iv) name, principal business and address of any corporation or other organization in which such employment is conducted of each of Paragon's directors and executive officers as of the date hereof. Each such person listed on Schedule I is a
                                                           ----------
citizen of the United States. Apollo Management, L.P. is the beneficial owner of 17,777,778 shares of (or approximately 43% of the outstanding) common stock, $.01 par value per share, of Paragon and currently has the right to nominate six of the eleven directors of Paragon. For further information, see the statement on Schedule 13D, as amended, filed by Apollo Management, L.P. and certain other filing persons named therein. During the past five years, neither Paragon nor, to Paragon's knowledge, any person named in Schedule I to this Schedule 13D, has
                                            ----------
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Paragon nor, to Paragon's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a
                               ----------
civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  See (d) above.

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CUSIP NO.  68-45J-109                 13D                    PAGE 4 OF 13 PAGES
---------------------                                        ------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     Pursuant to an Agreement and Plan of Merger dated as of April 13, 1998 (the "Merger Agreement") among Paragon, Mariner and Paragon Acquisition Sub, Inc. ("Merger Sub"), and subject to the conditions set forth therein (including approval by stockholders of Mariner and Paragon and state and Federal regulatory approvals), Merger Sub will be merged with and into Mariner in accordance with the Merger Agreement (the "Merger"). At the effective time of the Merger (the "Effective Time"), Mariner shall become a wholly owned subsidiary of Paragon and each share of Mariner Common Stock will be converted into the right to receive one (1) share (the "Exchange Ratio") of Paragon Common Stock. The description of the Merger and the Merger Agreement contained in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as
Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.
------------

   This statement on Schedule 13D relates to an option granted to Paragon by Mariner to purchase shares of Mariner Common Stock upon the occurrence of certain events as described in Item 4 below and a voting agreement between Paragon and certain stockholders of Mariner whereby such stockholders have agreed to vote their shares of Mariner Common Stock in favor of the Merger as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) - (b)  As described more fully in Item 3 above, this statement on
Schedule 13D relates to the Merger of Merger Sub with and into Mariner, with Mariner becoming a wholly owned subsidiary of Paragon. In addition, Paragon will assume certain of Mariner's stock plans, stock option agreements and all warrants outstanding as of the Effective Time. All stock options issued under Mariner's 1992 Stock Option Plan and 1994 Stock Plan, whether or not vested, will be cancelled in exchange for a cash payment.

     The Merger Agreement contains customary representations and warranties on the part of Paragon, Mariner and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Paragon and Mariner and various state and Federal regulatory agencies. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, a cash termination fee is required to be paid upon a termination of the Merger Agreement.

     As an inducement to Paragon to enter into the Merger Agreement, Paragon and Mariner entered into a Company Stock Option Agreement, dated as of April 13, 1998 (the "Company Stock Option Agreement"). The Company Stock Option Agreement grants Paragon an irrevocable option (the "Option") to purchase, under certain conditions, up to approximately 5,886,201 shares of Mariner at a purchase price of $19.75 per share (the closing price of the common stock of Paragon on the date immediately prior to the execution of the Merger Agreement multiplied by the Exchange Ratio), subject to adjustment in the event of changes in Mariner's capitalization. Paragon may exercise the Option, in whole or in part, at any time and from time to time upon the occurrence of a "Purchase Event" occurring within twelve (12) months following a "Trigger Event." A "Purchase Event" means the consummation of any of the following: (i) any merger, consolidation, or other business combination involving Mariner or its subsidiaries (other than mergers, consolidations or transfers solely between and among Mariner and any wholly-owned subsidiary), or (ii) any acquisition,

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CUSIP NO.  68-45J-109                 13D                    PAGE 5 OF 13 PAGES
---------------------                                        ------------------

sale, lease, exchange, mortgage, pledge, transfer or other disposition of, or tender offer for, all or any substantial portion of the assets or capital stock of Mariner or any of its material subsidiaries taken as a whole (each a "Company Acquisition Transaction"). A "Trigger Event" occurs in the event that:

          (i) prior to obtaining Mariner stockholder approval, the Board of Directors of Mariner fails to make, withdraws or modifies in a manner adverse to Paragon its favorable recommendation of the Merger or shall have recommended or entered into a definitive agreement with respect to a Company Acquisition Transaction with a party other than Paragon or any of its affiliates and Paragon exercises its right to terminate the Merger Agreement as a result thereof;

          (ii) prior to the Effective Time, Mariner receives a written offer with respect to a Company Acquisition Transaction with a party other than Paragon or its affiliates or such other party has commenced a tender offer which, in either case, the Board of Directors of Mariner determines in good faith is more favorable to Paragon's stockholders than the transactions contemplated by the Merger Agreement and Mariner exercises its right to terminate the Merger Agreement as a result thereof;

          (iii) the Merger Agreement is terminated as a result of the failure of the Effective Time to have occurred on or before December 31, 1998, and at such date any person has made, or publicly has stated an intention to make, a proposal to effect a Company Acquisition Transaction; or

          (iv) the Merger Agreement is terminated as a result of the failure to obtain Mariner stockholder approval, and at the time of the Mariner stockholder vote any person has made, or publicly has stated an intention to make, a proposal to effect a Company Acquisition Transaction.

The Option may not be exercised if: (i) Paragon is in material breach of its agreements or covenants contained in the Company Stock Option Agreement or the Merger Agreement or (ii) a preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States is in effect.

     The Option will terminate upon the earliest to occur of certain events, including consummation of the Merger, as set forth in the Company Stock Option Agreement. If the Option becomes exercisable, Mariner shall, at the request of Paragon, file a registration statement under the Securities Act of 1933, as amended, covering any shares issued and issuable pursuant to the Option and Mariner shall use its best efforts to cause such registration statement to become effective and remain current.

     The description of the Option contained herein is qualified in its entirety by reference to the copy of the Company Stock Option Agreement included as
Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.
------------

     Also as an inducement to Paragon to enter into the Merger Agreement, certain stockholders of Mariner (collectively, the "Kellett Stockholders") have entered into a Voting Agreement dated as of April 13, 1998 (the "Voting Agreement") with Paragon. Pursuant to the

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CUSIP NO.  68-45J-109                 13D                    PAGE 6 OF 13 PAGES
---------------------                                        ------------------

Voting Agreement, the Kellett Stockholders have agreed to vote 6,052,771 shares of Mariner Common Stock over which they have voting control at any meeting of stockholders of Mariner called to vote upon the Merger and the Merger Agreement, and any other matters related thereto, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger, the Merger Agreement or the transactions contemplated thereby or related thereto is sought, (i) in favor of the Merger and the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and (ii) in opposition of (A) any merger agreement or merger, consolidation or other such combination or reorganization of Mariner other than pursuant to the Merger Agreement or (B) any action or agreement intended to impede, interfere or delay the Merger, the Merger Agreement or any of the transactions contemplated thereby. The Voting Agreement terminates upon the earlier of the Effective Time or the termination of the Merger Agreement. The name of each Kellett Stockholder and, based on information provided by the Kellett Stockholders to Paragon, the number of outstanding shares of Mariner Common Stock beneficially owned or voted by such person as of April 13, 1998 is set forth in Schedule II hereto, which is hereby incorporated
                               -----------
herein by reference.

     The description of the Voting Agreement contained herein is qualified in its entirety by reference to the copy of the Voting Agreement included as
Exhibit 99.3 of this Schedule 13D and incorporated herein by reference.
------------

     In connection with the execution and delivery of the Voting Agreement, the Kellett Stockholders required that both Mariner and Paragon confirm that each company would use its reasonable best efforts to resolve certain matters in a manner favorable to Stiles A. Kellett, Jr. and Samuel B. Kellett, Jr. (the "Kelletts"). These matters include, among other things, the termination and/or amendment of certain agreements between Mariner and the Kelletts (or their affiliates) arising out of Mariner's acquisition of Convalescent Services Inc. ("CSI"), the extension of the term of certain leases between the Kelletts (or their affiliates) and Mariner, the modification of the collateral arrangements relating thereto to reflect the consummation of the Merger, as well as the resolution of a pending dispute between Mariner and the Kelletts.

     (c)  Not applicable.

     (d) As of the Effective Time, the directors and officers of Merger Sub will become the directors and officers of Mariner.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) At the Effective Time, the certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws, respectively, of Mariner.

     (h) - (i) In the event the Merger is consummated, the Mariner Common Stock will be delisted from the Nasdaq National Market and will be converted into shares of Paragon, which are traded on the New York Stock Exchange.

     (j) Other than as described above, Paragon currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D prior to the Effective Time.

---------------------                                        ------------------
CUSIP NO.  68-45J-109                 13D                    PAGE 7 OF 13 PAGES
---------------------                                        ------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) - (b) If the Option becomes exercisable, Paragon will have the right to acquire 5,886,201 shares of Mariner Common Stock. If acquired, Paragon would have sole voting and dispositive power over such shares, and such shares would constitute approximately 19.9% of the issued and outstanding shares of the Mariner Common Stock as of April 13, 1998 and approximately 16.6% of the outstanding Mariner Common Stock after giving effect to the exercise of the Option.

     As described in Item 4 above, Paragon is a party to the Voting Agreement pursuant to which holders of 6,052,771 (representing approximately 20.5% of the outstanding Mariner Common Stock) shares of Mariner Common Stock have agreed to vote their shares in favor of the Merger, the Merger Agreement, and the transactions contemplated thereby and against any competing transaction. Paragon does not hold a proxy or general voting discretion with respect to the shares held by the Kellett Stockholders. Paragon expressly disclaims beneficial ownership of the Mariner Common Stock held by the Kellett Stockholders and subject to the Voting Agreement, and nothing herein shall be deemed an admission by Paragon as to the beneficial ownership of such Mariner Common Stock.

     To Paragon's knowledge, no shares of Mariner Common Stock are beneficially owned by any of the persons named in Schedule I.
                                     ----------

     (c) Neither Paragon, nor, to Paragon's knowledge, any person named in
Schedule I, has effected any transaction in Mariner Common Stock during the past
----------
60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

   Other than as described herein, to Paragon's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Mariner, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

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CUSIP NO.  68-45J-109                 13D                    PAGE 8 OF 13 PAGES
---------------------                                        ------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.     Description
-----------     -----------

   99.1 Agreement and Plan of Merger dated as of April 13, 1998, by and among Paragon, Mariner and Merger Sub (Incorporated by reference to Exhibit 2.1 to Paragon's Current Report on Form 8-K dated April 23, 1998).

   99.2 Company Stock Option Agreement dated as of April 13, 1998, by and between Paragon and Mariner (Incorporated by reference to Exhibit 99.2 to Paragon's Current Report on Form 8-K dated April 23, 1998).

   99.3 Company Voting Agreement dated as of April 13, 1998, by and among Paragon and certain stockholders of Mariner (Incorporated by reference to Exhibit 99.4 to Paragon's Current Report on Form 8-K dated April 23, 1998).

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CUSIP NO.  68-45J-109                 13D                    PAGE 9 OF 13 PAGES
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 24, 1998                  PARAGON HEALTH NETWORK,  INC.


                                       By: /s/ Stefano M. Miele
                                           -----------------------------------
                                           Name:  Stefano M. Miele
                                                  ----------------------------
                                           Title: Vice President and Associate
                                                  General Counsel
                                                  ----------------------------

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CUSIP NO.  68-45J-109                 13D                   PAGE 10 OF 13 PAGES
---------------------                                       -------------------

                                  SCHEDULE I
                                  ----------

NAME OF PARAGON                            PRINCIPAL OCCUPATION                   NAME AND
DIRECTOR OR EXECUTIVE OFFICER                 OR EMPLOYMENT                   BUSINESS ADDRESS
-----------------------------         ------------------------------  ---------------------------------
Keith B. Pitts                        Chairman of the Board,          Paragon Health Network, Inc.
                                      President, Chief Executive      One Ravinia Drive, Suite 1550
                                      Officer and Director of         Atlanta, Georgia   30346
                                      Paragon

Leroy D. Williams                     President  Post-Acute           AmerraHealth Services
                                      Division of Paragon             15415 Katy Freeway, Suite 800
                                                                      Houston, Texas   77094

Dennis G. Johnston                    President  Hospital Services    Cornerstone Health Management
                                      Division of Paragon             5080 Spectrum Drive, Suite 920-W
                                                                      Dallas, Texas   75248

William R. Korslin                    President  Pharmaceutical       American Pharmaceutical Services
                                      Services Division of Paragon    1771 West Diehl Road, Suite 210
                                                                      Naperville, Illinois   60563

David L. Ward                         President  Rehabilitation       American Rehability Services
                                      Services Division of Paragon    111 Westwood Place, Suite 210
                                                                      Brentwood, Tennessee  37027

Charles B. Carden                     Executive Vice President and    Paragon Health Network, Inc.
                                      Chief Financial Officer of      One Ravinia Drive, Suite 1500
                                      Paragon                         Atlanta, Georgia   30346

R. Jeffrey Taylor                     Senior Vice President -         Paragon Health Network, Inc.
                                      Development of Paragon          5120 Goldleaf Circle, Suite 400
                                                                      Los Angeles, California   90056

Susan Thomas Whittle                  Senior Vice President,          Paragon Health Network, Inc.
                                      General Counsel and Secretary   One Ravinia Drive, Suite 1500
                                      of Paragon                      Atlanta, Georgia   30346

Ann Weiser                            Senior Vice President, Chief    Paragon Health Network, Inc.
                                      Human Resources Officer         One Ravinia Drive, Suite 1500
                                                                      Atlanta, Georgia   30346

Donald C. Beaver                      Private investments;            Beaver Sport Properties
                                      previously Vice Chairman of     1355 Fourth  Street Drive, N.W.
                                      Living Centers of America,      Hickory, North Carolina   28601
                                      Inc., the predecessor to
                                      Paragon

Laurence M. Berg                      Principal, Apollo Advisors,     Apollo Advisors, L.P.
                                      L.P.                            1999 Avenue of the Stars
                                                                      Suite 1900
                                                                      Los Angeles, California 90067


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CUSIP NO.  68-45J-109                 13D                   PAGE 11 OF 13 PAGES
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

NAME OF PARAGON                            PRINCIPAL OCCUPATION                   NAME AND
DIRECTOR OR EXECUTIVE OFFICER                 OR EMPLOYMENT                   BUSINESS ADDRESS
-----------------------------         ------------------------------  ---------------------------------
Gene E. Burleson                      Private investments;            320 Argonne Drive
                                      previously                      Atlanta, Georgia   30305
                                      Chairman of the Board of
                                      GranCare, Inc.

Peter P. Copses                       Principal, Apollo Advisors,     Apollo Advisors, L.P.
                                      L.P.                            1999 Avenue of the Stars
                                                                      Suite 1900
                                                                      Los Angeles, California  90067

Jay M. Gellert                        President and Chief Operating   Foundation Health Systems, Inc.
                                      Officer, Foundation Health      21600 Oxnard Street
                                      Systems, Inc.                   Woodland Hills, California  91367

Joel S. Kanter                        Chief Executive Officer,        Windy City, Inc.
                                      Walnut                          8000 Towers Crescent Drive
                                      Financial Services, Inc.        Suite 1070
                                                                      Vienna, Virginia   22182

John H. Kissick                       Principal, Apollo Advisors,     Apollo Advisors, L.P.
                                      L.P.                            1999 Avenue of the Stars
                                                                      Suite 1900
                                                                      Los Angeles, California 90067

Baltej S. Maini, M.D.                 President and Chief Executive   The Fallon Clinic, Inc.
                                      Officer of the Fallon Clinic,   100 Central Street
                                      Inc.                            Worcester, Massachusetts   01608


William G. Petty, Jr.                 Principal, Beecken, Petty       Beecken, Petty & Co. L.L.C.
                                      & Company, L.L.C.               901 Warrenville Road #205
                                                                      Lisle, Illinois   60532

Robert L. Rosen                       Managing General Partner,       RLR Partners, L.P.
                                      RLR Partners, L.P.              825 Third Avenue
                                                                      40th Floor
                                                                      New York, New York  10022

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CUSIP NO.  68-45J-109                 13D                   PAGE 12 OF 13 PAGES
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                                  SCHEDULE II
                                  -----------

                                              Number of Shares of
                                              Mariner Common Stock
           Individual                         Beneficially Owned
           ----------                         --------------------

           Stiles A. Kellett, Jr.                  2,181,183

           Kellett Partners, L.P.                    862,760

           Samuel B. Kellett                       2,154,696

           William R. Bassett, TR                    427,066
           Charlotte R. Kellett IRR
           Trust dated 11/1/91

           William R. Bassett, TR                    427,066
           Samuel B. Kellett, Jr.
           IRR Trust dated 11/1/91

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CUSIP NO.  68-45J-109                 13D                   PAGE 13 OF 13 PAGES
---------------------                                       -------------------

                                 EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

   99.1 Agreement and Plan of Merger dated as of April 13, 1998, by and among Paragon, Mariner and Merger Sub (Incorporated by reference to Exhibit 2.1 to Paragon's Current Report on Form 8-K dated April 23, 1998).

   99.2 Company Stock Option Agreement dated as of April 13, 1998, by and between Paragon and Mariner (Incorporated by reference to Exhibit 99.2 to Paragon's Current Report on Form 8-K dated April 23, 1998).

   99.3 Company Voting Agreement dated as of April 13, 1998, by and among Paragon and certain stockholders of Mariner (Incorporated by reference to Exhibit 99.4 to Paragon's Current Report on Form 8-K dated April 23, 1998).